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                          November 16, 2023

       Bobak Azamian, M.D., Ph.D.
       Chief Executive Officer
       Tarsus Pharmaceuticals, Inc.
       15440 Laguna Canyon Road, Suite 160
       Irvine, CA 92618

                                                        Re: Tarsus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275439

       Dear Bobak Azamian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Gunderson, Esq.